As filed with the Securities and Exchange Commission on March 3, 2004.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-8F

                        APPLICATION FOR DEREGISTRATION OF
                     CERTAIN REGISTERED INVESTMENT COMPANIES


I.    GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one: for descriptions, see Instruction 1 above):

      [x]   Merger

      [ ]  Liquidation

      [ ]  Abandonment of Registration

           (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

      [ ]  Election of status as a Business Development Company

           (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.    Name of fund:

           M.S.B. FUND, INC.

3.    Securities and Exchange Commission File No.:

           811-01273

4.    Is this an initial Form N-8F or an amendment to a previously filed
      Form N-8F?

      [x]  Initial Application      [ ]  Amendment

5. Address of Principal Executive Office (include No. and Street, City, State, Zip Code):

           200 Park Avenue
           New York, NY 10166


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6.    Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

           James H. Bluck
           Hughes Hubbard & Reed LLP
           One Battery Park Plaza
           New York, NY 10004
           (212) 837-6875

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

           Shay Assets Management, Inc.
           230 West Monroe Street
           Suite 2810
           Chicago, IL 60606
           (312) 214-6590

           BISYS Fund Services Ohio, Inc.
           3435 Stelzer Road
           Columbus, OH 43219
           (614) 470-8000

           or

           60 State Street
           Suite 1300
           Boston, MA 02109
           (617) 824-1200

      NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.    Classification of fund (check only one):

      [x] Management company;

      [ ]  Unit investment trust; or

      [ ]  Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

      [x]  Open-end  [ ]  Closed-end


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10.   State law under which the fund was organized or formed (e.g., Delaware,
      Massachusetts):

           New York

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

           Shay Assets Management, Inc.
           200 Park Avenue
           New York, NY 10166

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

           Shay Financial Services, Inc.
           1000 Brickell Avenue
           Miami, FL 33131

13.   If the fund is a unit investment trust ("UIT") provide: NOT APPLICABLE.

      (a)   Depositor's name(s) and address(es):

      (b)   Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

      [ ]  Yes         [x]  No

      If Yes, for each UIT state:  NOT APPLICABLE.

      Name(s):

      File No.:  811-______

      Business Address:

15.   (a)   Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [x]  Yes       [  ]  No

      If Yes, state the date on which the board vote took place:

            Board approval for the Merger was obtained on April 17, 2003.


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      If No, explain:  NOT APPLICABLE.

      (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [x]  Yes       [ ]  No

            If Yes, state the date on which the shareholder vote took place:

                 The shareholder vote took place on August 20, 2003.

            If No, explain:  NOT APPLICABLE.

II.   DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

      [x]  Yes          [  ]  No

      (a)   If Yes, list the date(s) on which the fund made those distributions:

                 August 22, 2003

      (b)   Were the distributions made on the basis of net assets?

            [x]  Yes       [x ]  No

      (c)   Were the distributions made pro rata based on share ownership?

            [x]  Yes       [  ]  No

                  Each shareholder of M.S.B. Fund, Inc. received that number of full and fractional shares of John Hancock Large Cap Select Fund having an aggregate net asset value equal to the aggregate value of such shareholder's shares of M.S.B. Fund, Inc. immediately prior to the Merger. The value of each fund's assets was computed as of the close of regular trading on the New York Stock Exchange on August 22, 2003. The exchange ratio was 1 to 1.

      (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

      (e)   Liquidations only: NOT APPLICABLE.

            Were any distributions to shareholders made in kind?

            [ ]  Yes      [ ]  No


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            If yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.   Closed-end funds only: NOT APPLICABLE.

      Has the fund issued senior securities?

      [ ]  Yes      [ ]  No

      If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.   Has the fund distributed all of its assets to the fund's shareholders?

      [x]  Yes       [  ]  No

      If No,

      (a) How many shareholders does the fund have as of the date this form is filed?

      (b)   Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

      [ ]  Yes      [x]  No

      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

      [ ]  Yes      [x]  No

      If Yes,

      (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

      (b)   Why has the fund retained the remaining assets?

      (c)   Will the remaining assets be invested in securities?

            [ ]  Yes      [ ]  No


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21.   Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

      [ ]  Yes      [x]  No

      If Yes,

      (a)   Describe the type and amount of each debt or other liability:

      (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.   INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.   (a)   List the expenses incurred in connection with the Merger or
            Liquidation:

            (i) Legal Expenses: No legal expenses were incurred by M.S.B. Fund, Inc. All legal expenses were or will be paid by Shay Assets Management, Inc., the investment adviser of M.S.B. Fund, Inc., and John Hancock Advisers, LLC, the investment adviser of John Hancock Large Cap Select Fund.

            (ii) Accounting Expenses: No accounting expenses were incurred by M.S.B. Fund, Inc. All accounting expenses were or will be paid by Shay Assets Management, Inc., the investment adviser of M.S.B. Fund, Inc., and John Hancock Advisers, LLC, the investment adviser of John Hancock Large Cap Select Fund.

            (iii) Other Expenses (list and identify separately): No other expenses were incurred by M.S.B. Fund, Inc. All other expenses were or will be paid by Shay Assets Management, Inc., the investment adviser of M.S.B. Fund, Inc., and John Hancock Advisers, LLC, the investment adviser of John Hancock Large Cap Select Fund.

            (iv)  Total Expenses (sum of lines (i)-(iii) above: None.

      (b)   How were those expenses allocated?

                  M.S.B. Fund, Inc.'s expenses in connection with the Merger were or will be paid by Shay Assets Management, Inc., the investment adviser of M.S.B. Fund, Inc., and John Hancock Advisers, LLC, the investment adviser of John Hancock Large Cap Select Fund.

      (c)   Who paid those expenses?

                  M.S.B. Fund, Inc.'s expenses in connection with the Merger were or will be paid by Shay Assets Management, Inc., the investment adviser of M.S.B. Fund, Inc., and John Hancock Advisers, LLC, the investment adviser of John Hancock Large Cap Select Fund.


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      (d)   How did the fund pay for unamortized expenses (if any)?

            NOT APPLICABLE.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

      [ ]  Yes      [x]  No

      If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.    CONCLUSION OF FUND BUSINESS

24.   Is the fund a party to any litigation or administrative proceeding?

      [ ]  Yes      [x]  No

      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

      [ ]  Yes      [x]  No

      If Yes, describe the nature and extent of those activities:

VI.   MERGERS ONLY

26.   (a)   State the name of the fund surviving the Merger:

                  John Hancock Large Cap Select Fund, a series of John Hancock Capital Series

      (b) State the Investment Company Act file number of the fund surviving the Merger:

                  811-01677

      (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

                  Form N-14 (File No. 333-105449) of John Hancock Capital Series, filed with the Commission on May 21, 2003.

      (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                  Not Applicable.


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                                  VERIFICATION

      The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of M.S.B. FUND, INC., (ii) he is the President of M.S.B. FUND, INC., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

                                  /s/ JOSEPH R. FICALORA
                                  ----------------------------------------------
                                  Joseph R. Ficalora
                                  President